                                  EXHIBIT 99.1




Explanation of Responses:

(1) The Issuer is the successor consolidated entity formed by a merger between Formula Footwear, Inc. ("Formula"), a Nevada corporation, and VSUS Technologies Incorporated ("VSUS"), a Delaware corporation (the "Merger"). At the effective time of the Merger, among other things, (a) a company controlled by the Reporting Person acquired 4,389,000 shares of Common Stock of the Issuer, and (b) the Reporting Person acquired 649,000 shares of Common Stock of the Issuer, which she owns jointly with her spouse (collectively, the "Ofir Shares"), when the shares of VSUS were exchanged for the shares of Formula on a one-for-one basis.

(2) As previously reported by the Reporting Person, as of January 28, 2005, pursuant to a Settlement Agreement between the Issuer and the Reporting Person's spouse (the "Settlement Agreement"), the Ofir Shares were sold for an aggregate purchase price of $170,000 (the "Purchase Price"). The Purchase Price was negotiated as part of the overall settlement, and, therefore, does not necessarily represent the market value of the Ofir Shares on the date of the transaction.

(3) These Stock Options vested as to 218,750 shares of the Issuer's Common Stock on each of January 1, 2004, March 31, 2004, June 30, 2004, September 30, 2004, and December 31, 2004, and were to vest as to an additional 218,750 shares of the Issuer's Common Stock on each of March 31, 2005, June 30, 2005 and September 30, 2005, subject to the continued employment of the Reporting Person's spouse with the Issuer. As of the end of the Issuer's fiscal year end, 1,093,750 of the Stock Options had vested.

(4) These Stock Options were granted to the Reporting Person's spouse as partial compensation in connection with an Employment Agreement between the Reporting Person's spouse and a subsidiary of the Issuer (the "Employment Agreement"), pursuant to which the Reporting Person's spouse served as an officer and director of the Issuer and certain of its subsidiaries.

(5) As previously reported by the Reporting Person, as of January 28, 2005, pursuant to the Settlement Agreement, the Reporting Person's spouse resigned as the Chief Executive Officer and a director of the Issuer, and certain of its subsidiaries. As a result of such resignation, and the simultaneous termination of the Employment Agreement, Stock Options to purchase: (a) 1,750,000 shares of the Issuer's Common Stock at an exercise price of $0.01 per share, which were previously granted to the Reporting Person's spouse, were terminated; (b) 90,000 shares of the Issuer's Common Stock at an exercise price of $0.001 per share, which were previously granted to the Reporting Person's spouse, were terminated; (c) 1,093,750 shares of the Issuer's Common Stock at an exercise price of $0.01 per share, were granted by the Issuer to the Reporting Person's spouse (which amount was identical to the number of Stock Options described in (a) above that had vested as of the effective date of the Settlement Agreement); and (b) 90,000 shares of the Issuer's Common Stock at an exercise price of $0.001 per share, were granted by the Issuer to the Reporting Person's spouse (which amount was identical to the number of Stock Options described in (b) above that had vested as of the effective date of the Settlement Agreement). All of the Stock Options described in (c) and (d) hereof vested immediately upon their grant.